

Dr. Angel A. Rivera

Chief Technology Officer, Co-Owner/Co-founder/Shareholder at Quorum X Diagnostics Inc. CTO at AdCure bio

Atlanta Metropolitan Area · Contact info

58 connections

Quorum X Diagnostics Inc.

Experience

Chief Technology Officer
Quorum X Diagnostics Inc.
Mar 2019 - Present · 3 yrs
Greater Atlanta Area

Chief Technology Officer
AdCure bio
2018 - Present · 4 yrs 2 mos
Greater Atlanta Area

Director of Research and Development, Manufacturing
EXPRESSION THERAPEUTICS, LLC
Jun 2012 - Jun 2018 · 6 yrs 1 mo
Atlanta, Georgia